Exhibit 23.1

Independent Auditor’s Consent

The Board of Directors and Stockholders

NutriSystem, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-44908) on Form S-8 of NutriSystem, Inc. of our report dated February 6, 2004, with respect to the consolidated balance sheet of NutriSystem, Inc as of December 31, 2003 and 2002, and the related consolidated statements of operation, stockholders’ equity and cash flows for the years then ended, which report appears in the December 31, 2003 annual report on Form 10-K of NutriSystem, Inc.

Our report dated February 6, 2004 on the consolidated financial statements of NutriSystem, Inc. contains an explanatory paragraph that the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 23, 2004